EXHIBIT H

                          PROPOSED FORM OF NOTICE

                     (Release No. 35-______; 70-____)

                                 FORM U-1
                     APPLICATION/DECLARATION UNDER THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           WITH RESPECT TO THE PROPOSED ORGANIZATION AND CONDUCT
                   OF BUSINESS OF A NEW SERVICE COMPANY


_________________, 2000


     NU Enterprises, Inc. ("NUEI"), a holding company under the Public Utility Holding Company Act of 1935, as amended ("the Act"), and a sub-holding company over certain non-utility subsidiaries of Northeast Utilities ("NU"), a public utility holding company registered under the Act, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("SE"), HEC Inc. ("HEC"), Select Energy Portland Pipeline, Inc. ("SEPPI"), and Mode 1 Communications, Inc. ("Mode 1"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, and Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI") and HEC Energy Consulting Canada Inc. ("HEC Energy" and together with NUEI, NGC, NGS, SE, HEC, SEPPI, Mode 1, Reeds and SECI, the "Competitive Subsidiaries"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, and a to-be-named and to-be-formed service company subsidiary of NUEI that, for purposes of the Application (as defined herein), is referred to as "New Service Company" ("NSC" and together with the Competitive Subsidiaries, the "Applicants") have submitted an application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10 and 13 of the Act and Rules 86, 87, 88, 89, 90, 91, 93, 94, 95 and 100 thereunder. NUEI, NGC, NGS, SE, SEPPI and Mode 1 are (and NSC will be) located at 107 Selden Street, Berlin, Connecticut 06037, HEC and SECI are located at 24 Prime Parkway, Natick, Massachusetts 01760, Reeds is located at 605 Front Street, Manchester, New Hampshire 03102, and HEC Energy is located at 242 Simcoe Street, Niagara on the Lake, Ontario, Canada LOS1J0.

     The Applicants seek Commission authorization for certain transactions related to the formation, capitalization and conduct of business of NSC and the rendition of services by the Competitive Subsidiaries to each other and to NSC. The Applicants state that the authorizations sought relate to changes required to be made to the way in which NU's regulated and unregulated subsidiaries conduct their business as a result of electric utility deregulation in New England.

     The Applicants state that in connection with electric utility deregulation in Connecticut, the Connecticut Department of Public Utility Control has adopted a Code of Conduct (the "Connecticut Code of Conduct"), which, among other things, prohibits electric distribution companies ("EDCs") from sharing office space, office equipment, services, systems, employees, directors or officers with their competitive generation entities or affiliates, subject to certain exceptions. In addition, EDCs, holding companies and separate affiliates of electric utilities created solely to perform corporate support services for EDCs are prohibited from providing to such EDCs' generation entities or affiliates services that would provide a means for transferring confidential information to those generation entities or affiliates that would create an opportunity for preferential treatment or unfair competitive advantage, lead to customer confusion or create opportunities for cross-subsidization of the generation entities or affiliates. To ensure full compliance with the Connecticut Code of Conduct, NSC will be formed to assume the responsibility for furnishing the Competitive Subsidiaries with those services that, pursuant to the Connecticut Code of Conduct, may not be provided by service company affiliates of NU's Connecticut electric utility subsidiary, The Connecticut Light and Power Company ("CL&P"), that provide services to CL&P. The services that NSC will be able to provide to the Competitive Subsidiaries include, without limitation, employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale, purchasing of electric transmission, system operations and marketing.

     The Applicants state that Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of NU that also provides services to the regulated electric utility subsidiaries of NU (including CL&P), will provide the Competitive Subsidiaries and NSC with services that, pursuant to the Connecticut Code of Conduct, may be provided by service companies serving EDCs. Examples of such services include, but are not limited to, payroll, taxes, shareholder services, insurance, financial reporting, corporate financial planning and analysis, corporate accounting, corporate security, human resources, employee records, regulatory affairs, lobbying, legal, and pension management. The Applicants further state that in addition to receiving services provided by NSC and NUSCO, each of the Competitive Subsidiaries may provide certain services to associate Competitive Subsidiaries and to NSC. The Competitive Subsidiaries may also perform services, at cost, for NU's regulated subsidiaries.

     The Applicants state that NSC will be a Connecticut corporation, wholly owned and controlled by NUEI, and that NSC's sole business will be to provide those services described in the Application to the Competitive Subsidiaries and any other subsidiaries or affiliates of NU which may require similar arrangements. In connection therewith, the Applicants state that NSC will enter into service agreements with each of the Competitive Subsidiaries. The Applicants anticipate that NSC's only authorized class of stock will be one class of common stock, $1 par value, of which 1,000 shares will be authorized and issued to, and acquired by, NUEI for $10 per share, or $10,000 in the aggregate. The Applicants do not presently expect that NSC will need to raise any additional capital.

     In addition, the Applicants have requested the Commission to grant an exemption pursuant to Section 13(b) of the Act and Rule 100(a) thereunder from the "at cost requirement" of Rules 90 and 91 under the Act. NSC and the Competitive Subsidiaries propose to provide services to each other at any price they deem appropriate, including but not limited to cost or fair market prices. The Applicants state in the Application that they will not provide services to any associate company that, in turn, provides such services or sells such goods, directly or indirectly, to any other associate company that is not a Competitive Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) of the Act or an exemption therefrom obtained in a separate filing.

     The Applicants state that they intend to request the Commission's approval of all transactions described in the Application, whether under the sections of the Act and the rules thereunder enumerated therein or otherwise.

     The Application is available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Application should submit their views in writing by _________, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application as filed or as it may be amended, may be permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

_____________________________
Secretary